Mail Stop 4561

September 27, 2007

Edward H. Blankenship
Senior Vice President of Finance
   and Chief Financial Officer
Avocent Corporation
4991 Corporate Drive
Huntsville, AL 35805

      Re: **Avocent Corporation**
              Form 10-K for the Fiscal Year Ended December 31, 2006
              Form 10-Q for the Quarterly Period Ended March 30, 2007
              Forms 8-K filed September 11, 2006, January 25, 2007, March 1,
              2007, and April 18, 2007
              File No. 000-30575

Dear Mr. Blankenship:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

              Sincerely,

              Stephen Krikorian
              Accounting Branch Chief